Xuhang Holdings Limited

January 16, 2024

Via EDGAR

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C.,

20549

Attention:	Taylor Beech
Lilyanna Peyser

Re:	Xuhang Holdings Limited

Registration Statement on Form F-1

Filed March 31, 2023

File No. 333-271029

Ladies and Gentlemen:

This letter is in response to the letter dated April 20, 2023, from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) addressed to Xuhang Holdings Limited (the “Company,” “we,” and “our”). For ease of reference, we have recited the Commission’s comments in this response. Amendment No. 1 to the Registration Statement on Form F-1 (the “Amended Registration Statement”) is being filed concurrently with the submission of this letter.

Registration Statement on Form F-1

Prospectus Summary

Permissions or Approval Required from the PRC Authorities for Our Operations and Offering,

1.

We note your disclosure regarding CSRC Announcement No. 43. In your prospectus summary, please revise to clarify the nature of the filings you are required to make, your current status in the CSRC review process, and the consequences if you do not comply with Announcement No. 43. Also revise your statements in the prospectus that neither you nor your PRC subsidiaries (1) are required to obtain permission from any of the PRC authorities to operate and issue your Ordinary Shares to foreign investors, (2) are subject to approval requirements from the CSRC, the CAC, or any other entity to approve your operations, and (3) have been denied such permissions by any PRC authorities accordingly.

In response to the Staff’s comments, we have revised our disclosure on the cover page and pages 15, 16, 27, and 150 of the Amended Registration Statement to clarify the nature of the filings we are required to make, our current status in the CSRC review process, and the consequences if we do not comply with Announcement No. 43. In addition, we have revised the statement on page 15 of the Amended Registration Statement to clarify that, except for the requirement for CSRC approval under Announcement No. 43, neither we nor our PRC subsidiaries (i) are required to obtain other permission from any of the PRC authorities to operate and issue our Ordinary Shares to foreign investors, (ii) are subject to other approval requirements from the CSRC, the CAC, or any other entity to approve our operations, and (iii) have been denied such permissions by any PRC authorities accordingly.

We appreciate the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call our counsel, Ying Li, Esq., of Hunter Taubman Fischer & Li LLC, at (212) 530-2206.

Very truly yours,

/s/ Tianhang Xiao
Name:	Tianhang Xiao
Title:	Chief Executive Officer

cc:	Ying Li, Esq.

Hunter Taubman Fischer & Li LLC